UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                         VIASOURCE COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92553W107
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.  92553W107
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               General Electric Capital Corporation
               13-1500700

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)
               (a)    [ ]
               (b)    [X]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Delaware
-------------- -----------------------------------------------------------------


                         5.   SOLE VOTING POWER           4,407,267

Number of Shares         -------------------------------------------------------
Beneficially Owned by    6.   SHARED VOTING POWER                 0
Each Reporting Person
With                     -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER      4,407,267

                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER            0

                         -------------------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          4,407,267

-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                         [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                               10.3%

-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                                                CO

-------------- -----------------------------------------------------------------

CUSIP No.  92553W107
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
               .................................................................

               General Electric Capital Services, Inc.
               06-1109503

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
               GROUP (SEE INSTRUCTIONS)
               (a)    [ ]
               (b)    [X]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 Delaware

-------------- -----------------------------------------------------------------



                         5.   SOLE VOTING POWER
                                                       Disclaimed (see 9 below)
 Number of Shares        -------------------------------------------------------
 Beneficially Owned by   6.   SHARED VOTING POWER
 Each Reporting Person                                  Disclaimed (see 9 below)
 With
                         -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER
                                                       Disclaimed (see 9 below)

                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER
                                                       Disclaimed (see 9 below)

------------------------ -------------------------------------------------------
     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                       [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               Not applicable (See 9 above)
-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       CO

-------------- -----------------------------------------------------------------

CUSIP No.  92553W107
--------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
               .................................................................

               General Electric Company

               14-0689340

-------------- -----------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)
               (a)    [ ]
               (b)    [X]

-------------- -----------------------------------------------------------------
     3.        SEC USE ONLY

-------------- -----------------------------------------------------------------
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION       New York

-------------- -----------------------------------------------------------------



                         5.   SOLE VOTING POWER
                                                       Disclaimed (see 9 below)
 Number of Shares        -------------------------------------------------------
 Beneficially Owned by   6.   SHARED VOTING POWER
 Each Reporting Person                                  Disclaimed (see 9 below)
 With
                         -------------------------------------------------------
                         7.   SOLE DISPOSITIVE POWER
                                                       Disclaimed (see 9 below)

                         -------------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER
                                                       Disclaimed (see 9 below)



------------------------ -------------------------------------------------------
     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Company.
-------------- -----------------------------------------------------------------
     10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)                       [ ]

-------------- -----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               Not applicable (see 9 above)
-------------- -----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         CO

-------------- -----------------------------------------------------------------

Item 1.           Name of Issuer and Address of Issuer's Principal Executive
                  Offices:

                           (a) and (b) This  statement  relates to the shares of
                  Common Stock, no par value per share (the "Common Stock"), and warrants (the "Warrants") to purchase Common Stock, of ViaSource Communications, Inc., a New Jersey corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 200 East Broward, Suite 2100, Ft. Lauderdale, FL 35301.

Item 2.           Name of Person Filing:

                           (a)-(c)  This statement is being filed by:

                           General Electric Capital Corporation, a Delaware corporation ("GE Capital");
                           General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and
                           General Electric Company, a New York corporation
                           ("GE")


                           The agreement  among each of GE Capital,  GECS and GE
                  that this statement be filed on behalf of each of them is attached hereto as Exhibit A. GE Capital is a subsidiary of GECS, and GECS is a subsidiary of GE. GE Capital's and GECS' principal business office are located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE's principal business office is located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                           (d)-(e) This statement relates to the Common Stock and Warrants to purchase Common Stock of the Issuer.
                  The CUSIP No. for such shares of Common Stock is 92553W107.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.        Ownership.

         (a)-(c) The response of GE Capital, GECS and GE to Items 5, 6, 7, 8, 9 and 11 on each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock and Warrants of the Issuer is incorporated herein by reference.

         Each of GECS and GE hereby expressly disclaims beneficial ownership of the Common Stock and Warrants owned by GE Capital.

Item 5.        Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002
                                  GENERAL ELECTRIC CAPITAL CORPORATION


                                  By:     /s/ Preston Abbott
                                  Name:  Preston Abbott
                                  Title: Duly Authorized Signatory

                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                  By:     /s/ Preston Abbott
                                  Name:   Preston Abbott
                                  Title:  Attorney-in-Fact

                                  GENERAL ELECTRIC COMPANY


                                  By:    /s/ Preston Abbott
                                  Name:  Preston Abbott
                                  Title: Attorney-in-Fact

                                  EXHIBIT INDEX

      Exhibit                      Description

         A Joint Filing Agreement, dated February 14, 2002, among GE Capital, GECS and GE, to file joint statement on Schedule 13G.

         B Power of Attorney, dated as of February 22, 2000, appointing Preston Abbott as attorney-in-fact for General Electric Company

         C Power of Attorney, dated as of February 22, 2000, appointing Preston Abbott as attorney-in-fact for General Electric Capital Services, Inc.